UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 33)*

Eli Lilly and Company

(Name of Issuer)

Common Stock, Without Par Value

(Title of Class of Securities)

532457-10-8

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	532457-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LILLY ENDOWMENT INC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

123,075,804

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

123,075,804

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,075,804

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

The percent of class represented is based on 1,101,094,711 shares of common stock outstanding as of October 23, 2017, as reported on the Issuer’s Form 10 Q for the period ended September 30, 2017.

Item 1.

(a)	Name of Issuer
Eli Lilly and Company

(b)	Address of Issuer’s Principal Executive Offices
Lilly Corporate Center, Indianapolis, Indiana 46285.

Item 2.

(a)	Name of Person Filing

This statement is filed by Lilly Endowment, Inc., a not for profit corporation organized under the laws of the State of Indiana. Lilly Endowment, Inc. is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986 and is a private foundation under Section 509(a) of the Code.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of Lilly Endowment, Inc. is 2801 North Meridian Street, Indianapolis, Indiana 46208.

(c)	Citizenship
Indiana

(d)	Title of Class of Securities
Common Stock, Without Par Value

(e)	CUSIP Number
532457-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 123,075,804

(b)	Percent of class: 11.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 123,075,804

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 123,075,804

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lilly Endowment, Inc.

Date: January 08, 2018	By:	/s/ Diane M. Stenson
Name: Diane M. Stenson
Title: Vice President & Treasurer

Footnotes:
Item 4: This information is provided as of December 31, 2017.

Item 4(a): None of such shares are deemed to be beneficially owned by reason of the possession of Lilly Endowment, Inc. of a right to acquire such shares.

Item 4(b): The percent of class represented is based on 1,101,094,711 shares of common stock outstanding as of October 23, 2017, as reported on the Issuer’s Form 10 Q for the period ended September 30, 2017.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)